

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Via E- Mail
M. Scott Salka
Chief Executive Officer
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, VA 23060

Re: **AmpliPhi Biosciences Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed May 15, 2015
        File No. 000-23930

Dear Mr. Salka:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel Greenspan for

                                Jeffrey P. Riedler
                                Assistant Director

cc: Via E-Mail
        Stephen Thau, Esq.
        Morrison & Foerster LLP